
FORM 4

                                                                                                        OMB APPROVAL
                                                                                                ----------------------------------
/_/ Check this box if no                                                                        OMB Number:..............3235-0287
    longer subject to                                                                           Expires:........September 30, 1998
    Section 16. Form 4 or                                                                       Estimated average burden
    Form 5 obligations                                                                          hours per response.............0.5
    may continue. See             UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ----------------------------------
    Instruction 1(b).                           Washington, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OMB APPROVAL

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                     Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
-----------------------------------------------------------------------------------------------------------------------------------

1. Name and Address of Reporting Person  2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to Issuer
                                                                                                   (Check all applicable)
                                                                                      /x/  Director          /_/ 10% Owner
                                                                                      /x/  Officer           /_/ Other
                                                                                          (give title below)     (specify below)

                                                                                     Chairman & CEO
                                                                                     Executive
Johnson,      Charles       E.               PurchasePro.com (PPRO)                  ----------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
(Last)       (First)     (Middle)   3. IRS or Social Security   4. Statement for  7. Individual or Joint/Group filing
                                       Number of Reporting          Month/Year        (Check Applicable Box)
                                       Person (Voluntary)
                                                                         3/2000     /x/ Form filed by One Reporting Person
                                                                                    /_/ Form filed by More than One Reporting Person
c/o PurchasePro.com, Inc.
3291 N. Buffalo Drive
-----------------------------------------------------------------------------------------------------------------------------------
           (Street)                                             5.  If Amendment, Date of Original
                                                                    (Month/Year)

Las Vegas    NV           89129                                       5/2000
-----------------------------------------------------------------------------------------------------------------------------------
(City)     (State)        (Zip)       Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------

1. Title of    2. Trans-    3. Trans-       4. Securities Acquired    5. Amount of     6. Ownership     7. Nature of Indirect
   Security       action       action          (A) or Disposed           Securities       Form:            Beneficial Ownership
  (Instr. 3)      Date         Code            of (D) (Instr. 3,         Beneficially     Direct (D)       (Instr. 4)
                  (Month/      (Instr. 8)      4 and 5)                  Owned at End     or Indirect
                  Day/                                                   of Month         (I) (Instr. 4)
                  Year)                                                  (Instr. 3
                                                                         and 4)


                            -----------------------------------------
                                                        (A)
                              Code   V       Amount    or (D)   Price
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock     03/27/00      P             26,500      A      $114.480   6,704,749            D
-----------------------------------------------------------------------------------------------------------------------------------




                      Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------

1. Title of    2. Conver-    3. Trans-       4. Transaction Code    5. Number of     6. Date Exercisable     7. Title and Amount
   Derivative     sion of       action          (Instr. 8)             Derivative       and Expiration          of Underlying
   Security       Exercise      Date                                   Securities       Date (Month/Day/        Securities
   (Instr. 3)     Price of      (Month/                                Acquired (A)     Year)                   (Instr. 3 and 4)
                  Derivative    Day/Year)                              or Disposed
                  Security                                             (D)(Instr. 3,
                                                                        4 and 5)


                                              -------------------------------------------------------------------------------------
                                                                                                                        Amount or
                                                                                     Date          Expiration           Number of
                                               Code       V            (A)     (D)   Exercisable   Date         Title     Shares
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------



FORM 4 (continued)

8. Price of       9. Number of     10. Ownership      11. Nature of
   Derivative        Derivative        Form of            Indirect
   Security          Securities        Derivative         Beneficial
   (Instr. 5)        Beneficially      Security           Ownership
                     Owned at          Direct (D) or      (Instr. 4)
                     End of Month      Indirect (I)
                     (Instr. 4)        (Instr. 4)

-------------------------------------------------------------------------------


-------------------------------------------------------------------------------


-------------------------------------------------------------------------------

Explanation of Responses:




** Intentional misstatements or omissions of facts constitute Federal       /s/ Charles E. Johnson                     5/8/00
                                                                       ----------------------------------        ------------------
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).        **Signature of Reporting Person                Date
Date


Note:File three copies of this Form, one of which must be manually signed.If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently                                                Page 2
valid OMB Number.                                                                                                   SEC 1474 (7-97)